UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Translation of Issuer’s Name into English – Name of Issuer)

Common Stock

(Title of Class of Securities)

448883207

(CUSIP Number)

Sharon R. Barner, Vice President – General Counsel

Cummins Inc.

500 Jackson Street, P.O. Box 3005

Columbus, Indiana 47202-3005

(812) 377-3609

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven R. Barth Jason M. Hille Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 (414) 271-2400	Curt W. Hidde, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313

June 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448883207

1	Name of Reporting Person Cummins Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization INDIANA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 3,537,931 (1) (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,537,931 (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,931 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 18.6% (1)

14	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 18,987,414 shares of common stock of Hydrogenics Corporation (the “Issuer”), as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 14, 2019.

(2)

Pursuant to Securities and Exchange Commission Rule 13d-5(b)(1), the Reporting Person may be deemed to have become the beneficial owner of common shares of the Issuer owned by The Hydrogen Company (“H2C”) and beneficially owned by its parent, L’Air Liquide S.A. (“AL”), both corporations incorporated under the laws of France. The Reporting Person and H2C have entered into a Funding and Investment Agreement, dated June 28, 2019, and the Reporting Person, its subsidiary and H2C have also entered into a Voting and Support Agreement, dated June 28, 2019, relating to their potential acquisition of the Issuer. Accordingly, the Reporting Person is filing this Schedule 13D to make information regarding the agreements and the intended acquisition transaction publicly available. Notwithstanding the foregoing, the Reporting Person expressly disclaims beneficial ownership of the Issuer’s common shares beneficially owned and held by H2C and/or AL.

CUSIP No. 448883207

1	Name of Reporting Person Atlantis AcquisitionCo Canada Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 3,537,931 (1) (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,537,931 (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,931 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 18.6% (1)

14	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 18,987,414 shares of common stock of Hydrogenics Corporation (the “Issuer”), as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 14, 2019.

(2)

Pursuant to Securities and Exchange Commission Rule 13d-5(b)(1), the Reporting Person may be deemed to have become the beneficial owner of common shares of the Issuer owned by The Hydrogen Company (“H2C”) and beneficially owned by its parent, L’Air Liquide S.A. (“AL”), both corporations incorporated under the laws of France. The Reporting Person’s parent company, Cummins Inc., and H2C have entered into a Funding and Investment Agreement, dated June 28, 2019, and the Reporting Person, Cummins Inc. and H2C have also entered into a Voting and Support Agreement, dated June 28, 2019, relating to their potential acquisition of the Issuer. Accordingly, the Reporting Person is filing this Schedule 13D to make information regarding the agreements and the intended acquisition transaction publicly available. Notwithstanding the foregoing, the Reporting Person expressly disclaims beneficial ownership of the Issuer’s common shares beneficially owned and held by H2C and/or AL.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, no par value (the “Shares”), of Hydrogenics Corporation, a corporation organized under the laws of Canada (the “Issuer”). The address of the Issuer’s principal executive offices is 220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6, Canada.

Item 2.  Identity and Background.

Cummins Inc.

This Schedule 13D is filed by Cummins Inc. (“Cummins”), a corporation incorporated under the laws of the State of Indiana, United States of America, with its principal office located at 500 Jackson Street, P.O. Box 3005, Columbus, Indiana 47202-3005. Cummins is a global power leader comprised of complementary business units that design, manufacture, distribute and service diesel and natural gas engines and related technologies, including fuel systems, controls, air handling, filtration, emissions solutions and power generation systems.

The directors and executive officers of Cummins are listed below, along with information regarding their business addresses and occupations, as required by Item 2(a) – (c). Each person named below is a United States citizen, except for Bruno V. Di Leo Allen, a citizen of Peru. Dr. Chang Diaz has dual citizenship with Costa Rica.

Name	Position	Principal Occupation or Employment	Business Address
N. Thomas Linebarger	Director, Executive Officer	Chairman of the Board & Chief Executive Officer, Cummins	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Richard J. Freeland	Director, Executive Officer	President & Chief Operating Officer, Cummins	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Robert J. Bernhard	Director	Vice President for Research; Professor in the Department of Aerospace and Mechanical Engineering, University of Notre Dame	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Dr. Franklin R. Chang Diaz	Director	Founder, Chairman and Chief Executive Officer, Ad Astra Rocket Company	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Bruno V. Di Leo Allen	Director	Managing Director, Bearing-North, LLC	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005

Stephen B. Dobbs	Director	Retired Senior Group President for the Industrial and Infrastructure Group, Fluor Corporation	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Robert K. Herdman	Director	Managing Director, Kalorama Partners LLC	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Alexis M. Herman	Director	Chairman and Chief Executive Officer, New Ventures, LLC	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Thomas J. Lynch	Director	Chairman, TE Connectivity Ltd.	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
William I. Miller	Director	President, The Wallace Foundation	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Georgia R. Nelson	Director	President & Chief Executive Officer, PTI Resources, LLC	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Karen H. Quintos	Director	Chief Customer Officer, Dell Technologies Inc.	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Sherry A. Aaholm	Executive Officer	Vice President — Chief Information Officer	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Peter W. Anderson	Executive Officer	Vice President — Global Supply Chain and Manufacturing	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Sharon R. Barner	Executive Officer	Vice President — General Counsel	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Steven M. Chapman	Executive Officer	Group Vice President — China and Russia	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Christopher C. Clulow	Executive Officer	Vice President — Corporate Controller	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005

Jill E. Cook	Executive Officer	Vice President — Chief Human Resources Officer	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Tracy A. Embree	Executive Officer	Vice President and President — Components Group	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Thaddeus B. Ewald	Executive Officer	Vice President — Corporate Strategy and Business Development	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Donald G. Jackson	Executive Officer	Vice President — Treasurer	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Norbert Nusterer	Executive Officer	Vice President and President — Power Systems	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Mark J. Osowick	Executive Officer	Vice President — Human Resources Operations	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Srikanth Padmanabhan	Executive Officer	Vice President and President — Engine Business	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Marya M. Rose	Executive Officer	Vice President — Chief Administrative Officer	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Jennifer Rumsey	Executive Officer	Vice President — Chief Technical Officer	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Livingston L. Satterthwaite	Executive Officer	Vice President and President — Distribution Business	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Mark A. Smith	Executive Officer	Vice President — Chief Financial Officer	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005

During the last five years, neither Cummins, nor any executive officer or director of Cummins named above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Cummins, nor any executive officer or director of Cummins named above, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Atlantis AcquisitionCo Canada Corporation

This Schedule 13D is also filed by Atlantis AcquisitionCo Canada Corporation (“Purchaser”), a corporation incorporated under the laws of the Province of Ontario, with its principal office located at 500 Jackson Street, P.O. Box 3005, Columbus, Indiana 47202-3005. The Purchaser is a wholly owned subsidiary of Cummins and was incorporated for the purpose of acquiring and holding the outstanding common shares of the Issuer.

The directors and executive officers of Purchaser are listed below, along with information regarding their business addresses and occupations, as required by Item 2(a) – (c). Each person named below is a United States citizen except for Diane Perreault who is a Canadian citizen.

Name	Position	Principal Occupation or Employment	Business Address
Thaddeus B. Ewald	Director, President	Vice President — Corporate Strategy and Business Development of Cummins Inc.	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Kevin R. Caudill	Director, Secretary	Senior Counsel, Cummins Inc.	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Diane Perreault	Director	Vice President — Finance of Eastern Canada Region, Cummins Inc.	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005
Laura Fuquay	Treasurer	Financial Analysis Director, Cummins Inc.	c/o Cummins Inc. 500 Jackson Street P.O. Box 3005 Columbus, IN 47202-3005

During the last five years, neither Purchaser, nor any executive officer or director of Purchaser named above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Purchaser, nor any executive officer or director of Purchaser named above, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 28, 2019, Cummins and The Hydrogen Company (“H2C”) entered into a Funding and Investment Agreement, pursuant to which they agreed, among other things: (i) to cooperate with respect to an acquisition of the Issuer; (ii) to allow H2C to contribute its common shares of the Issuer, representing approximately 18.6%, in exchange for common shares of Purchaser, in lieu of receiving cash in connection with Purchaser’s acquisition of the Issuer; (iii) to allow H2C to increase its position in the capital of Purchaser up to 19.9%; and (iv) to certain governance arrangements upon completion of an Acquisition Transaction, as defined below.

In addition, on June 28, 2019, Cummins, Purchaser and H2C entered into a Voting and Support Agreement, pursuant to which H2C agreed to vote its common shares of the Issuer in favor of the Acquisition Transaction (as defined below).

On June 28, 2019, Cummins and Purchaser entered into an Arrangement Agreement with the Issuer pursuant to which Cummins (through the Purchaser) intends to acquire 100% of the Issuer’s outstanding common shares (“Shares”) through an arrangement under section 192 of the Canada Business Corporations Act (the “Acquisition Transaction”). Cummins (through the Purchaser) will acquire all the Shares of the Issuer that are not held by H2C in an all-cash transaction, paying US$15.00 per Share. In addition, Cummins will lend the Issuer the aggregate amount payable for all of the issued and outstanding options, deferred share units, performance share units and restricted share units. The holders of those units will surrender them to the Issuer for cancellation and receive consideration for the units. The total enterprise value for the Acquisition Transaction is estimated to be US$290 million.

Cummins has sufficient funds available to fund the entire purchase price for the Acquisition Transaction through its existing cash balances. As of Cummins’ Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019, as filed with the Securities and Exchange Commission on April 30, 2019, Cummins disclosed cash and cash equivalents of US $1.3 billion.

As a result of the Acquisition Transaction and the agreements with H2C, Purchaser will become the sole shareholder of the Issuer. The Issuer and/or Cummins and Purchaser, as applicable, will file all necessary notices, and make all necessary regulatory filings, to cause the Shares to be delisted from the Toronto Stock Exchange and the Nasdaq Global Market, to terminate all open registration statements, and to cause the Shares to be deregistered with the Ontario Securities Commission and the U.S. Securities and Exchange Commission.

A copy of the Funding and Investment Agreement accompanies this Schedule 13D as Exhibit 99.1. A copy of the Voting and Support Agreement accompanies this Schedule 13D as Exhibit 99.2.

Item 4.  Purpose of Transaction.

As described in Item 3, the purpose of transaction is for Purchaser directly (and Cummins and H2C indirectly) to acquire 100% of the outstanding Shares of the Issuer and to continue the business of the Issuer. The Issuer will become wholly owned by the Purchaser, and the Issuer’s securities will no longer be registered with any securities authorities in Canada or the United States or registered or reported on any stock exchanges or inter-dealer quotation systems.

Subject to certain conditions in the Arrangement Agreement, when the Acquisition Transaction is closed and becomes effective, the members of the boards of directors of the Issuer and its subsidiaries will resign, to the extent that the Purchaser may request, in favor of persons nominated by the Purchaser.

The foregoing description of intentions and plans is subject to termination, evolution, modification, or change at any time, without notice, prior to closing the Acquisition Transaction, and there can be no assurance that the matters described above will ultimately be carried out in this manner.

Item 5.  Interest in Securities of the Issuer.

Reporting Persons: Cummins and Purchaser

(a)         Aggregate number of shares beneficially owned: 3,537,931.  Percentage of class: 18.6%(1).

(b)         (1)                                 Sole power to vote or direct vote: -0-

(2)                                 Shared power to vote or direct vote: 3,537,931(1) (2)

(3)                                 Sole power to dispose or direct the disposition: -0-

(4)                                 Shared power to vote or direct vote: 3,537,931 (1) (2)

(1) Calculated based on 18,987,414 shares of common stock of Hydrogenics Corporation (the “Issuer”), as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 14, 2019.

(2) Pursuant to Securities and Exchange Commission Rule 13d-5(b)(1), the Reporting Persons may be deemed to have become the beneficial owner of common shares of the Issuer owned by The Hydrogen Company (“H2C”) and beneficially owned by its parent, L’Air Liquide S.A. (“AL”), both corporations incorporated under the laws of France. Cummins Inc. and H2C have entered into a Funding and Investment Agreement, dated June 28, 2019, and the Reporting Persons and H2C have also entered into a Voting and Support Agreement, dated June 28, 2019, relating to their potential acquisition of the Issuer. The Reporting Persons expressly disclaim beneficial ownership of the Issuer’s common shares beneficially owned and held by H2C and/or AL.

(c)          During the past 60 days, Cummins and Purchaser have effected the following transactions in the Issuer’s Shares.

Shares Purchased (P) or Sold (S)	Price Per Share ($)	Date of Transaction
-0-	N/A	N/A

Neither Cummins nor Purchaser has purchased, sold, or acquired any additional Shares of the Issuer during the 60 days prior to the filing of this Schedule 13D.

(d)         No other person is known by Cummins or Purchaser to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures in Items 3 and 4 are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1	Funding and Investment Agreement, dated June 28, 2019

Exhibit 99.2	Voting and Support Agreement, dated June 28, 2019

Exhibit 99.3	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2019	CUMMINS INC.

	By:	/s/ Thaddeus B. Ewald

Printed: Thaddeus B. Ewald

Title: Vice President – Corporate Strategy and Business Development

ATLANTIS ACQUISITIONCO CANADA CORPORATION

	By	/s/ Thaddeus B. Ewald

Printed: Thaddeus B. Ewald

Title: Director

EXHIBIT INDEX

Exhibit No.	Description	Location

99.1	Funding and Investment Agreement, dated June 28, 2019	Attached

99.2	Voting and Support Agreement, dated June 28, 2019	Attached

99.3	Joint Filing Agreement, dated June 28, 2019	Attached